Sub Item 77I(a) and (b)

Terms of new or amended securities

2-75677, 811-3373

On September 28, 2007, the Westcore Trust (the “Trust") issued a new class of shares (Institutional Shares) in the Westcore MIDCO Growth, Westcore Growth, Westcore Blue Chip, Westcore Small Cap Opportunity, Westcore Small-Cap Value, Westcore Flexible Income and Westcore Plus Bond series of the Trust.  Institutional Class Shares of each applicable series are sold without a sales charge and do not have a Distribution and Shareholder Servicing Plan pursuant to Rule 12b-1 or an administrative services fee.  The minimum investment in the Institutional Class shares is $500,000. Investors generally may meet the minimum investment amount by aggregating multiple accounts with common ownership within the series. Common ownership includes individual and joint accounts as well as accounts where an investor has beneficial ownership through acting as a custodian for a minor account or as a beneficiary to a trust account.  Accounts offered through a service organization may meet the $500,000 minimum investment amount by aggregating multiple accounts within the series, however each separate account must meet a minimum investment requirement of $10,000. Exceptions to these minimums may apply for qualified retirement plans and other account types with lower or no networking and or omnibus fees charged to the series. The Trust reserves the right to change the amount of these minimums from time to time or to waive them in whole or in part.

On the same day, the sole previously existing class of the Trust was redesignated as the Retail Class.  All classes of shares have identical rights to earnings, assets and voting privileges, except for class specific expenses and exclusive rights to vote on matters affecting only individual classes.  Expenses that are specific to a series or class of shares of a series are charged directly to that series or share class. Expenses that are common to all series generally are allocated among the series in proportion to their average daily net assets.

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